FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Director/PDMR Shareholding dated 08 September 2022
Exhibit No. 2	Barclays Global Financial Services Conference dated 13 September 2022
Exhibit No. 3	Bank of America Annual Financials CEO Conference dated 20 September 2022
Exhibit No. 4	TR-1: Notification of Major Holdings dated 20 September 2022
Exhibit No. 5	Changes to our Board dated 23 September 2022
Exhibit No. 6	Director/PDMR Shareholding dated 26 September 2022
Exhibit No. 7	Publication of Suppl.Prospcts dated 26 September 2022
Exhibit No. 8	Total Voting Rights dated 30 September 2022
Exhibit No. 9	Directorate Change dated 30 September 2022

Exhibit No. 1

8 September 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that on 7 September 2022, a buy-out award over ordinary shares of £1 each in the Company (Shares) (ISIN: GB00BM8PJY71) vested to the PDMR set out below. The buy-out award had been granted in order to replace awards forfeited by the PDMR on leaving previous employment.

The number of Shares withheld to meet associated tax liabilities arising on vesting and the number of vested Shares retained by the PDMR is set out below:-

Name of PDMR	Position of PDMR	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Jen Tippin	Chief People & Transformation Officer	1,106	535	571

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £2.536.

Vested Shares retained after payment of associated tax liabilities will, where applicable, be subject to retention periods which mirror the retention periods applicable to the PDMR's original awards from their previous employer.

The above transactions took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44(0)20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 2

NatWest Group plc - Barclays Global Financial Services Conference

Katie Murray, Chief Financial Officer, will participate in a fireside chat at the Barclays Global Financial Services Conference on Tuesday 13th September 2022 at 8:15am EDT (1:15pm BST).  A live webcast will be available on our website https://investors.natwestgroup.com/

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc - Bank of America Annual Financials CEO Conference

Alison Rose, CEO, will participate in a fireside chat at the Bank of America Annual Financials CEO Conference on Tuesday 20th September 2021 at 8:45am BST.  A live and on-demand webcast will be available on our website www.natwestgroup.com/ir

For further information:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		15 September 2022
6. Date on which issuer notified (DD/MM/YYYY):		16 September 2022
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	46.91%		46.91%	38,653,308,232
Position of previous notification (if applicable)	47.99%		47.99%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1 each GB00B7T77214	18,130,821,908	46.91%

SUBTOTAL 8. A	18,130,821,908	46.91%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	46.91%	46.91%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (46.91%), has been calculated following the disposal by HMT of ordinary shares in NWG since its last TR-1 notification on 11 August 2022, under HMT's trading plan announced on 22 July 2021 and extended on 22 June 2022.

Place of completion	London, England
Date of completion	16 September 2022
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 5

23 September 2022

NatWest Group plc
Changes to our Board

NatWest Group plc ("NWG") announces that after a tenure of 9 years on the Board, Robert Gillespie has indicated his intention to step down as a non-executive director with effect from the close of business on 15 December 2022.  To allow for an orderly handover of responsibilities, Robert will first step down as Chair of the Group Performance and Remuneration Committee and be succeeded by Lena Wilson with effect from 24 September 2022.

Howard Davies, Chairman of NWG, said:

"I would like to thank Robert for his outstanding contribution to the Board since joining as a non-executive director in 2013.  He has expertly chaired the Group Performance and Remuneration Committee since 2018, successfully navigating a period of continued change for the bank. We have benefitted greatly from his wisdom and experience and he leaves with our best wishes for the future.

I am delighted that Lena is assuming the role of Chair of the Group Performance and Remuneration Committee. Lena has been a member of the Committee since 2020 and, with her extensive experience, is ideally placed to take the Committee's work forward."

For Further Information Contact:
NatWest Group Investor Relations:
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Exhibit No. 6

26 September 2022

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMRs set out below have aquired ordinary shares of £1.0769 each in the Company (Shares) (ISIN:GB00BM8PJY71).  The Shares were acquired through the reinvestment of the interim and special dividends paid by the Company on 16 September on Shares which the PDMRs had orginally acquired under Company's Employee Share Ownership Plan:-

PDMR	Position of PDMR	No. of Shares purchased	Purchase price	Date of transaction
Oliver Holbourn	CEO, RBSI	9,712	£2.6391	22 September 2022
David Lindberg	CEO, Retail Banking	19,729	£2.6391	22 September 2022

The Company also announces that the PDMR set out below has sold Shares on the date and at the price indicated:-

PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Jen Tippin	Chief People & Transformation Officer	194,333	£2.5967	22 September 2022

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 7

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme, dated 26 September 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/7020A_1-2022-9-26.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Base Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Supplementary Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc	2138005O9XJIJN4JPN90

Exhibit No. 8

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 September 2022.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 September 2022
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,662,985,767	4	38,651,943,068
Ordinary Shares of £1.0769* held in treasury	123,038,156	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,786,507,063		38,653,875,628

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,653,875,628 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 9

30 September 2022

NatWest Group plc
Directorate Change

NatWest Group plc ('NWG') announces the appointment of Roisin Donnelly as an independent non-executive director with effect from 1 October 2022.

Howard Davies, Chairman of NWG, said:
"I am delighted to welcome Roisin to the board.  Roisin has an impressive executive track record in customer experience, data and digital transformation, together with significant board and committee experience as a non-executive director.  I am confident Roisin will make an important and valuable contribution to the board and look forward to working with her."

Roisin currently serves as a non-executive director of HomeServe plc and Premier Foods plc and was a non-executive director of Just Eat plc between 2016 and 2020.  Roisin's biography is set out below.

There are no further matters requiring disclosure under Listing Rule 9.6.13.

-------------------------------------------------
Biography

Roisin Donnelly is currently a non-executive director of HomeServe plc where she is a member of the Corporate Responsibility and People Committees; and Premier Foods plc where she is a member of the Remuneration and Audit Committees.

Roisin's previous non-executive directorships include Just Eat plc where she led employee engagement and was a member of the Audit and Remuneration Committees; Holland and Barrett Limited, where she chaired the Nominations and Remuneration Committee; and Bourne Leisure Limited.

Roisin spent over 30 years leading marketing and brand building at Procter & Gamble in different UK and international roles.  Most recently Roisin served as Chief Marketing Officer for Procter & Gamble Northern Europe from 2014-2016 and prior to that served as Chief Marketing Officer for Procter & Gamble UK and Ireland from 2002-2014.

Roisin holds an MA (Hons) from the University of Glasgow and  is an Honorary Fellow of the Marketing Society.

For Further Information Contact:
NatWest Group Investor Relations:
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

Date: 30 September 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary